Pembina Pipeline Corporation

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1. – Identity of Company

1.1	Name and Address of Company

Pembina Pipeline Corporation ("Pembina")
3800, 525 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1

1.2	Executive Officer

For further information contact D.J. Watkinson, Vice President, Legal, Telephone: 403-231-7500.

Item 2. – Details of Acquisition

2.1	Nature of Business Acquired

On April 2, 2012, Pembina and Provident Energy Ltd. ("Provident") announced the completion of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Pembina acquired all of the outstanding Provident common shares (the "Provident Shares"). Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation".

A more detailed description of the Arrangement is contained under the heading "The Arrangement" beginning on page 29 of the joint management information circular and proxy statement of Pembina and Provident dated February 17, 2012 (the "Information Circular"), which Information Circular is incorporated by reference in this business acquisition report and is available on Pembina's SEDAR profile at www.sedar.com.

For further information regarding Pembina and its business activities prior to the Arrangement, see the section of the Information Circular entitled "Information Concerning Pembina Pipeline Corporation" beginning on page 86.

For further information regarding Provident and its business activities prior to the Arrangement, see the section of the Information Circular entitled "Information Concerning Provident Energy Ltd." beginning on page 82.

2.2	Date of Acquisition

The Arrangement was completed effective April 2, 2012.

2.3	Consideration

Under the Arrangement Provident shareholders received 0.425 of a Pembina common share ("Pembina Share") for each Provident Share held. Under the Arrangement, Pembina assumed all of the rights and obligations of Provident relating to the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). Upon completion of the Arrangement, approximately 59% of the outstanding Pembina Shares were held by former Pembina shareholders and approximately 41% of the outstanding Pembina Shares were held by former Provident shareholders.

2.4	Effect on Financial Position

With the acquisition of Provident, Pembina has a substantially larger and more diversified portfolio of businesses across the energy value chain. Its assets are competitively located in key growth regions for natural gas liquids ("NGL") and crude oil including: Montney, Duvernay, Alberta Deep Basin, Pelican Lake heavy oil, Athabasca oil sands, Cardium, Swan Hills, Bakken, Marcellus and Utica. The combined team, together with a solid asset base and geographic reach, establishes Pembina as a leader in the North American energy infrastructure sector and gives Pembina the ability to pursue larger, more complex growth projects to the benefit of all stakeholders.

For additional information on the effect of the Arrangement on Pembina's financial position, see the pro forma consolidated financial statements of Pembina attached as Schedule "A" hereto and the section of the Information Circular entitled "Pro Forma Information of Pembina After Giving Effect to the Arrangement" beginning on page 77.

Other than in respect of the changes which occurred as a result of the Arrangement, Pembina does not presently have plans or proposals for material changes in its business affairs, which may have a significant effect on the results of operations and financial position of Pembina, including any proposal to sell, lease or exchange all or a substantial part of Provident's or Pembina's assets or to make any material changes to Provident's or Pembina's business, including any change to corporate structure, in each case as such existed prior to the Arrangement becoming effective.

2.5	Prior Valuation

Not applicable.

2.6	Parties to Transaction

The Arrangement was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Pembina.

2.7	Date of Report

May 1, 2012.

Item 3. – Financial Statements

The following documents of Pembina, filed under Pembina's SEDAR profile at www.sedar.com, are incorporated by reference into and form part of this business acquisition report:

(a)	the audited annual consolidated financial statements of Pembina as at and for the years ended December 31, 2011 and 2010, together with the notes thereto, the auditors' report thereon.

The following documents of Provident, filed under Pembina NGL Corporation's (as successor to Provident) SEDAR profile at www.sedar.com, are specifically incorporated by reference into and form an integral part of this business acquisition report:

(a)	the audited annual consolidated financial statements of Provident, as at December 31, 2011 and 2010, together with the notes thereto, the auditors' report thereon.

The following are attached at Schedule "A" to this report.

(a)	the unaudited pro forma consolidated statement of financial position of Pembina as at December 31, 2011, and

(b)	the unaudited pro forma consolidated statement of comprehensive income of Pembina for the year ended December 31, 2011.

Cautionary Notice Regarding Forward Looking Statements and Information

This business acquisition report, including documents incorporated by reference herein, contains forward looking statements and information. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "potential" and similar expressions are intended to identify forward looking statements or information. More particularly and without limitation, this business acquisition report and the documents incorporated by reference herein contain forward looking statements and information concerning: Pembina's plans in respect of material changes to the business affairs of Pembina or Provident, as they existed prior to the Arrangement; Pembina's assets, cost structure, financial position, cash flow and growth prospects; Pembina's petroleum and natural gas production, reserves and resources; future project development; the anticipated benefits from the Arrangement, including reduced capital requirements, cost savings, improved operating and capital efficiencies and integration opportunities.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks inherent in the nature of the Arrangement, including: the failure to realize the anticipated benefits of the Arrangement and to successfully integrate Pembina and Provident; the ability of Pembina to access sufficient capital from internal and external sources on favourable terms, or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; and the failure to realize anticipated synergies or cost savings.

The foregoing list of factors is not exhaustive, additional information on these and other factors that could affect Pembina's actual results are included in the Information Circular. See the section entitled "Forward Looking Information" beginning at page 12 of the Information Circular.

The forward looking statements and information contained in this business acquisition report are made as of the date hereof and Pembina undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

SCHEDULE "A"

Pro Forma Consolidated Financial Statements of

Pembina Pipeline Corporation

As at and for the year ended December 31, 2011

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited) December 31, 2011 ($ thousands)	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Note	Pro Forma Pembina
Assets

Current assets
Trade and other receivables	148,267	230,457	4,559			383,283
Prepaid expenses and other		4,559	(4,559)
Derivative financial instruments	4,643	4,571				9,214
Inventory	22,783	147,378				170,161
	175,693	386,965				562,658
Non-current assets
Property, plant and equipment	2,745,982	984,217		1,015,783	2a	4,745,982
Intangible assets	243,904	214,548		2,208,061	2a	2,666,513
Investments in equity accounted investees	161,002					161,002
Derivative financial instruments	1,807					1,807
Deferred income tax		2,962	(2,962)
Other receivables	10,814					10,814
	3,163,509	1,201,727	(2,962)	3,223,844		7,586,118

Total Assets	3,339,202	1,588,692	(2,962)	3,223,844		8,148,776

Liabilities and Shareholders' Equity

Current liabilities
Bank indebtedness	676					676
Trade payables and accrued liabilities	166,646	276,480				443,126
Dividends payable	21,828	8,353				30,181
Loans and borrowings	323,927	9,199				333,126
Derivative financial instruments	4,725	56,901				61,626
	517,802	350,933				868,735
Non-current liabilities
Loans and borrowings	1,012,061	184,936				1,196,997
Convertible debentures	289,365	315,786				605,151
Long term derivative financial instruments	12,813	52,373		(7,212)	2a	57,974
Employee benefits	16,951					16,951
Share-based payments	14,060		11,500			25,560
Deferred revenue	2,185					2,185
Provisions	405,433	85,055	9,051			499,539
Deferred tax liabilities	106,915		(2,962)	521,469	2a,b	625,422
Other long term liabilities		20,551	(20,551)
	1,859,783	658,701	(2,962)	514,257		3,029,779
Equity
Share capital	1,811,734	2,911,024	(2,336,611)	2,709,587		5,095,734
Contributed surplus		(8,370)	8,370
Deficit	(834,921)	(2,328,241)	2,328,241			(834,921)
Accumulated other comprehensive income	(15,196)					(15,196)
Non-controlling interest		4,645				4,645
	961,617	579,058		2,709,587		4,250,262

Total Liabilities and Shareholders' Equity	3,339,202	1,588,692	(2,962)	3,223,844		8,148,776

 See accompanying notes to the pro forma financial statements

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) Year ended December 31, 2011 ($ thousands)	Pembina	Provident	Reclass Entries	Pro Forma Adjustments	Note	Pro Forma Pembina
Revenues	1,676,710	1,955,878		(32,255)	2f	3,600,333
Cost of sales	1,331,983		1,612,752	93,385	2e	3,005,865
				(32,255)	2f
Loss on financial derivative instruments		69,756	(69,756)
Cost of goods sold		1,517,070	(1,517,070)
Production, operating and maintenance		37,432	(37,432)
Transportation		20,001	(20,001)
Depreciation and amortization		43,630	(43,630)
Financing charges		41,282	(41,282)
Loss on revaluation of conversion feature of convertible debentures		17,469	(17,469)
General and administrative	62,191	51,059	5,381			118,631
Other expense (income)	1,429	(7,524)	1,142			(4,953)
	1,395,603	1,790,175	(127,365)	61,130		3,119,543
Results from operating activities	281,107	165,703	127,365	(93,385)		480,790
Finance income	5,787		1,142			6,929
Finance costs	88,125		128,507			216,632
Net finance costs	82,338		127,365			209,703
Earnings before income tax and equity accounted investees	198,769	165,703		(93,385)		271,087
Share of profit of investments in equity accounted investees (net of tax)	(5,766)					(5,766)
Current income tax expense		654				654
Deferred income tax expense (recovery)	38,869	67,832		(23,346)	2e	83,355
Earnings and total comprehensive income for the year period	165,666	97,217		(70,039)		192,844
Earnings per share
Basic earnings per share (dollars)	0.99	0.36				0.68
Diluted earnings per share (dollars)	0.99	0.36				0.68

See accompanying notes to the pro forma financial statements

PEMBINA PIPELINE CORPORATION

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

As at and for the year ended December 31, 2011

($ thousands except per share amounts or otherwise stated)

1. BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated statement of financial position as at December 31, 2011 and the unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2011 of Pembina Pipeline Corporation (“Pembina”) have been prepared by management and reflect the transaction and assumptions as described in Note 2 and should be read in conjunction with Pembina’s audited consolidated financial statements as at December 31, 2011 and Provident Energy Ltd.'s ("Provident") audited consolidated financial statements as at December 31, 2011.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the financial statements, no adjustments have been made to reflect the operational and administrative benefits that could result from the Arrangement.

The unaudited pro forma financial statements as at and for the year ending December 31, 2011 have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

It is the opinion of management that these unaudited pro forma financial statements include all of the necessary adjustments for a fair presentation of the combined entity.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

On April 2, 2012 Pembina completed its acquisition of Provident by way of a plan of arrangement under which Pembina acquired all of the issued and outstanding common shares of Provident. The closing share price of Pembina’s shares was $28.18 at March 30, 2012. Provident had 274.2 million shares outstanding as of March 30, 2012. At the exchange ratio of 0.425 Pembina shares for each Provident share outstanding, 116.5 million Pembina shares were issued for a purchase price of $3,284.0 million.

The unaudited pro forma statement of financial position as at December 31, 2011 gives effect to the following assumptions and adjustments as if they occurred on December 31, 2011. The following summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of the acquisition:

(a)	The purchase price analysis relating to the Arrangement is as follows:

Fair value of net assets acquired	($ millions)
Current assets	387.0
Property, plant & equipment	2,000.0
Intangibles	1,000.0
Goodwill	1,422.6
Current liabilities	(350.9)
Loans & borrowings	(184.9)
Convertible debentures	(315.8)
Long term derivative financial instruments	(45.2)
Deferred tax liability	(518.5)
Provisions	(85.1)
Other liabilities	(20.6)
Non controlling interest	(4.6)
3,284.0
Consideration:
Pembina’s common shares	3,284.0

(b)	The Arrangement will result in an increase of $518.5 million to the total deferred tax liability of Pembina.
(c)	The additional estimated costs of the transaction are expected to aggregate $50 million and have not been included due to the non-recurring nature of the costs.
(d)	The above purchase price analysis has been determined from information that is available to the management of Pembina at this time. Amendments will be made to these amounts as values subject to estimates are finalized and when the Arrangement closes.

The unaudited pro forma statement of comprehensive income for the year ended December 31, 2011, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2011:

(e)	Cost of sales have been adjusted for the increased depreciation and amortization recognized as a result of the Arrangement mentioned in note 2 (a). The deferred income tax provision has been adjusted to reflect the adjustment.
(f)	Intercompany sales and purchases have been eliminated.

Certain figures have been reclassified from Provident’s statement of financial position and statement of comprehensive income to conform with Pembina’s format.

3. PRO FORMA INCOME PER SHARE

The pro forma basic and diluted earnings per share amounts have been calculated using the weighted average number of Pembina shares estimated to have been outstanding as if the Arrangement had occurred on January 1, 2011. At December 31, 2011 the effect of the conversion of convertible debentures was excluded from the diluted earnings per share calculation as the impact was anti-dilutive.

(thousands of shares)	Year ended December 31, 2011
Weighted average shares outstanding:
Before acquisition	167,433
Shares issued on Provident acquisition	116,536
Weighted average shares outstanding	283,969
Weighted average shares outstanding, diluted
Dilutive effect of Pembina options	741
Weighted average shares outstanding, diluted	284,710